Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities And Exchange Commission
Washington, D.C. 20549

01 July 2009

20-F for the period ended December 31, 2008
File No. 001-11960

Dear Mr Rosenberg

We have received your letter dated 29th June 2009 and are in the process of addressing the points raised therein. Unfortunately, due to significant commitments to producing our half-year results announcement in July, we do not anticipate that we will be able to respond within the original 10-business day reply period (which would end on 13th July). Accordingly, we are writing to notify you that we anticipate submitting our response by 29th July, in other words, within a 22-business day period. We trust you will find this satisfactory, but should you need further clarification please do not hesitate to contact me on +44 1625 517279.

Yours sincerely

Andy Chard
Group Consolidation Manager